UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Onyx Acquisition Co. I
(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share
(Title of Class of Securities)

G6755Q109
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Onyx Acquisition Sponsor Co. LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Michael Zev Stern
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Serena Rakhlin
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Matthew Vodola
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

Onyx Acquisition Co. I

Item 1(b).	Address of Issuer’s Principal Executive Offices:

104 5th Avenue New York, New York 10011

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.	Onyx Acquisition Sponsor Co. LLC
2.	Michael Zev Stern
3.	Serena Rakhlin
4.	Matthew Vodola

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

C/O Onyx Acquisition Co. I 104 5th Avenue New York, New York 10011
Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, $0.0001 par value per share

Item 2(e).	CUSIP Number:

G6755Q109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

	(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

	(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Until effectiveness of the Issuer’s delisting and deregistration and completion of the Issuer’s liquidation, the Reporting Persons are required to hold a single Class A Ordinary Share in order to comply with Cayman Islands regulatory requirements. The amounts and percentages reflected on the cover pages hereto reflect the ownership by the Reporting Persons following the completion of the Issuer’s liquidation after effectiveness of such delisting and deregistration.

This Statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Upon effectiveness of the Issuer’s delisting and deregistration, the Reporting Persons will cease to have reporting obligations pursuant to Section 13(d).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Onyx Acquisition Sponsor Co. LLC

/s/ Serena Rakhlin
Name:	Serena Rakhlin
Title:	Authorized Person

Michael Stern

/s/ Michael Stern
By:	Serena Rakhlin, as Attorney-in-Fact

Serena Rakhlin

/s/ Serena Rakhlin
By:	Serena Rakhlin

Matthew Vodola

/s/ Matthew Vodola
By:	Serena Rakhlin, as Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of November 14, 2024

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A ordinary shares, par value $0.0001 per share, of Onyx Acquisition Co. I (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 14, 2024

Onyx Acquisition Sponsor Co. LLC

/s/ Serena Rakhlin
Name:	Serena Rakhlin
Title:	Authorized Person

/s/ Serena Rakhlin
Name:	Michael Stern
Title:	Serena Rakhlin, as Attorney-in-Fact

/s/ Serena Rakhlin
Name:	Serena Rakhlin

/s/ Serena Rakhlin
Name:	Matthew Vodola
Title:	Serena Rakhlin, as Attorney-in-Fact